SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  9 September 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
(the "Bank")

Resolution Passed at the Extraordinary General Court

The resolution proposed at the Extraordinary General Court of the Bank held today (9 September 2011) (the "Whitewash Resolution") was duly passed.

The result of the voting on the Whitewash Resolution is as follows:

Whitewash Resolution

To approve the increase in the percentage of Ordinary Stock owned or controlled by the Investors without triggering an obligation on such Investors under Rule 9 of the Irish Takeover Rules.

VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5,475,513,535	99.56	24,198,335	0.44	15,584,008	5,515,295,878

Neither the Investors nor the National Pensions Reserve Fund Commission were permitted to vote on the Whitewash Resolution. Mr. Tom Considine and Mr. Joe Walsh, the two directors nominated by the Minister for Finance pursuant to the CIFS Scheme, did not vote on the Whitewash Resolution.

Terms used and not otherwise defined in this announcement have the meaning given to such terms in the circular published on 24 August 2011 (the "Circular").

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and was not counted in the calculation of the proportion of the votes "For" and "Against" the Whitewash Resolution.

The full text of the Whitewash Resolution was set out in the Circular which was posted to stockholders on 24 August 2011. A copy of the Circular has been forwarded to the Irish Stock Exchange and is available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200

and on the following website:

http://www.hemscott.com/nsm.do

9 September 2011

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  9 September 2011